EXHIBIT 99.1

POET Technologies Appoints Investor Relations Counsel

SAN JOSE, Calif., Sept. 01, 2016 (GLOBE NEWSWIRE) -- POET Technologies Inc. (the “Company” or “POET”) (OTCQX:POETF) (TSX Venture:PTK), a developer of opto-electronics fabrication processes for the semiconductor industry, previously announced on August 30, 2016 that it appointed Shelton Group as the Company’s Investor Relations counsel, effective immediately. In accordance with exchange requirements, the Company has filed an application for approval of the appointment with the TSX Venture Exchange.

Shelton Group is a strategic investor relations firm providing customized programs to public and private companies, with a specific focus on small and micro-cap technology companies. Through a dedication to value-added service and a national network of key strategic relationships, Shelton Group has built a trusted reputation with the financial community that produces results for emerging and established companies. The dedicated investor relations team has diverse experience across the capital markets and financial services industry as well as long-standing relationships with analysts and institutional investors. The firm represents clients based in the U.S. as well as international companies seeking increased exposure and visibility in the U.S. markets.

Shelton Group has been retained to create a proactive and strategic investor relations plan for POET that will strive to establish and support a best practices platform as it relates to the Company’s communication with the Street and broader financial community. The goal of the program is to enhance the Company’s messaging and positioning in order to diversify and expand the existing shareholder base, as well as increase the overall visibility and awareness of the Company with highly targeted groups of prospective investors, institutions, analysts and the investment community as a whole.

The initial term of the agreement with Shelton Group will be 16 months, which will automatically renew unless cancelled by either party. After the initial term, either party may terminate the agreement by providing a 60-day written notice to the other party. The agreement consists of a flat fee retainer of an average of approximately $9,000 per month plus pre-approved expenses over the term of the engagement. Although activity will fluctuate during the course of the contract, the provisions of the agreement state that no overage charges will be assessed for additional hours spent on the Company’s account.

Shelton Group has no interest, directly or indirectly, in the Company or its securities, and has no current right or intent to acquire such an interest during the initial term of the engagement. For more information about Shelton Group, please visit the company’s website at www.sheltongroup.com. The appointment is subject to approval of the TSX Venture Exchange.

About POET Technologies Inc.
POET (Planar Opto-Electronic Technology) is a developer of opto-electronics and Photonic fabrication processes and products. Photonics integration is fundamental to increasing functional scaling and lowering the cost of current Photonic solutions.  POET believes that its advanced opto-electronics process platform enables substantial improvements in energy efficiency, component cost and size in the production of smart optical components, the engines driving applications ranging from data centers to consumer products to military applications. Silicon Valley-based POET’s patented module-on-a-chip process, which integrates digital, high-speed analog and optical devices on the same chip, is designed to serve as an industry standard for smart optical components. More information may be obtained at www.poet-technologies.com.

ON BEHALF OF THE BOARD OF DIRECTORS
(signed) “John F. O’Donnell”, Secretary

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding an outlook. Such statements include the Company’s expectations regarding the provision of the services of Shelton Group. They also include the Company’s expectations with respect to the capability, functionality, performance and cost of the Company’s technology.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding future growth, plans for and completion of projects by the Company’s third party relationships, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company’s anticipated projects, delays or changes in plans with respect to the development of the Company’s anticipated projects by the Company’s third party relationships, risks affecting the Company’s ability to execute projects, the ability to attract key personnel, and the inability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward- looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

120 Eglinton Avenue, East, Suite 1107, Toronto, ON, M4P 1E2- Tel: 416-368-9411 - Fax: 416-322-5075

For further information:
Shelton Group
Brett L. Perry
P: +1-214-272-0070
Leanne K. Sievers
P: +1-949-224-3874
E: sheltonir@sheltongroup.com